SCALA MINERALS, INC.
                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada, V6B 2V2


VIA FAX:  202-942-9516

August 30, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Susann Reilly

Dear Sirs:

Re: Registration Statement on Form SB-2 - Request for Acceleration
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In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Wednesday, August 31, 2005 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

SCALA MINERALS, INC.

PER:  /s/ Elena Krioukova

ELENA KRIOUKOVA
President